

SECURITI[ES AND EXCHANGE COMM]ISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2 2005
BRANCH OF REGISTRATIONS
AND
01 EXAMINATIONS

NAME OF BROKER-DEALER:

Baldwin Anthony Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4131 N. Central Expressway, Suite 930
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEP 02 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baldwin Anthony Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


MARILYN K. HAJEK
MY COMMISSION EXPIRES
March 15, 2007
NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BALDWIN ANTHONY SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2005

BALDWIN ANTHONY SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Baldwin Anthony Securities, Inc.

We have audited the accompanying statement of financial condition of Baldwin Anthony Securities, Inc. as of June 30, 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Anthony Securities, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
July 29, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BALDWIN ANTHONY SECURITIES, INC.
Statement of Financial Condition
June 30, 2005

ASSETS

Cash	$ 118,911
Securities owned, at market value	3,300
Receivable from broker-dealers and clearing organizations	35,297
Furniture and equipment at cost, net of accumulated depreciation of $65,774	6,084
Other assets	4,638
	$ 168,230

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Financial Condition
June 30, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 14,118
Subordinated loan payable	68,594
	82,712
Stockholders' equity:	
Common stock, 100,000 shares authorized with $1.00 par value, 80,000 issued and 14,581 outstanding	80,000
Additional paid-in capital	540,000
Treasury stock, 65,419 shares at cost	(431,474)
Retained earnings (deficit)	(103,008)
Total stockholders' equity	85,518
	$ 168,230

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2005

Revenues:	
Securities commissions	$ 516,769
Sale of investment company shares	2,301
Other revenue related to securities business	6,004
Consulting revenue	50,000
Interest income	1,758
	576,832
Expenses:	
Compensation and benefits	397,942
Commissions and clearance paid to all other brokers	81,844
Communications	19,830
Promotional costs	38,852
Regulatory fees and expenses	4,119
Occupancy and equipment costs	28,713
Other expenses	65,344
	636,644
Net income (loss) before income taxes	(59,812)
Provision for income taxes	-0-
Net income (loss)	$ (59,812)

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock		Additional Paid-In	Treasury Stock		Retained Earnings	
	Shares	Amount	Capital	Shares	Amount	(Deficit)	Total
Balances at June 30, 2004	80,000	$ 80,000	$ 540,000	51,126	$ (362,880)	$ (43,196)	$ 213,924
Purchase of treasury stock				14,293	(68,594)		(68,594)
Net income (loss)						(59,812)	(59,812)
Balances at June 30, 2005	80,000	$ 80,000	$ 540,000	65,419	$ (431,474)	$ (103,008)	$ 85,518

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2005

Balance at June 30, 2004	$ -0-
Increases	68,594
Decreases	-0-
Balance at June 30, 2005	$ 68,594

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities:	
Net income (loss)	$ (59,812)
Adjustments to reconcile net income (loss) to	
net cash provided (used) by operating activities:	
Depreciation	1,509
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	84,175
Decrease in other assets	1,418
Increase in accounts payable	7,893
Decrease in commissions payable	(10,661)
Net cash provided (used) by operating activities	24,522
Cash flows from investing activities:	
Purchase of fixed assets	(6,980)
Net cash provided (used) by investing activities	(6,980)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash	17,542
Cash at beginning of year	101,369
Cash at end of year	$ 118,911
Supplemental disclosures of cash flow information:	
Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

Non cash financing activity:

During the year ending June 30, 2005 the Company acquired 14,293 shares of treasury stock for $68,594 through the issuance of subordinated debt.

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Notes to Financial Statements
June 30, 2005

Note 1 - Summary of Significant Accounting Policies

Baldwin Anthony Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Treasury stock is accounted for using the cost method.

Furniture and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over an estimated useful life of five years. Depreciation expense for the year ended June 30, 2005 was $1,509 and is reflected in occupancy and equipment costs.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operation losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

BALDWIN ANTHONY SECURITIES, INC.
Notes to Financial Statements
June 30, 2005

Note 1 - Summary of Significant Accounting Policies, continued

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2005, the Company had net capital of approximately $140,090 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

For the six months ending December 31, 2004, the Company filed as an "S" corporation for Federal income tax purposes. The Company's net income for that period was taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, thus, no provision for Federal income taxes has been made in the accompanying financial statements for that period.

Effective January 1, 2005, the Company revoked its "S" corporation election. The Company at June 30, 2005 has net operation losses of approximately $37,546, which would be carried forward to offset future taxable income. This net operation loss carryforward would expire as follows:

Year	Amount
2025	$37,546

BALDWIN ANTHONY SECURITIES, INC.
Notes to Financial Statements
June 30, 2005

Note 4 - Income Taxes, continued

The tax benefit from the net operating loss carryforward of $5,600 has not been reported in these financial statements because the Company believes it is likely that the carry forward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 5 - Concentration Risk

At year end and at various times during the year ended June 30, 2005, the Company had cash balances in excess of federally insured limits of $100,000.

Note 6 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at June 30, 2005 are as follows:

Subordinated note to stockholder – 0%, due June 1, 2008	$ 68,594

The subordination borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid the stockholder was $0 for the year ended June 30, 2005.

Note 7 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at June 30, 2005 are as follows:

June 30,	
2006	$ 23,616
2007	21,648
	$ 45,264

Rental expense for the year ended June 30, 2005 was $25,962 and is reflected in occupancy and equipment costs.

BALDWIN ANTHONY SECURITIES, INC.
Notes to Financial Statements
June 30, 2005

Note 8 - Related Party Transactions/Economic Dependency

The Company has an agreement with affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received $5,164 of reimbursements during the year ended June 30, 2005.

Note 9 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2005

Schedule I

BALDWIN ANTHONY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 85,518
Add:		
Liabilities subordinated to claims of general credits		68,594
Total capital and allowable subordinated liabilities		154,112
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	$ 6,084	
Other assets	4,638	(10,722)
Net capital before haircuts on securities positions		143,390
Haircuts on securities		
Nonmarketable securities		(3,300)
Net capital		$ 140,090

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 14,118
Total aggregate indebtedness	$ 14,118

Schedule I (continued)

BALDWIN ANTHONY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 941
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 40,090
Excess net capital at 1000%	$ 138,678
Ratio: Aggregate indebtedness to net capital	.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

BALDWIN ANTHONY SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Baldwin Anthony Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Baldwin Anthony Securities, Inc. (the "Company"), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
July 29, 2005